Filed by aaiPharma Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: aaiPharma Inc.
Commission File No. 0-21185

Subject Company: CIMA LABS INC.
Commission File No. 0-24424

     In connection with a proposed business combination transaction, Scarlet Holding Corporation, the holding company in the proposed transaction, intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors of aaiPharma Inc. (“aaiPharma”) and CIMA LABS INC. (“Cima”) are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Scarlet Holding Corporation, aaiPharma and Cima and the proposed transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed by the Holding Company, aaiPharma and Cima with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus, when it becomes available, also may be obtained from aaiPharma Inc., 2320 Scientific Park Drive, Wilmington, North Carolina 28405 or CIMA LABS INC., 10000 Valley View Road, Eden Prairie, Minnesota 55344. Investors also may access free copies of the documents filed with the SEC by aaiPharma on aaiPharma’s website at www.aaiPharma.com or upon written request to aaiPharma at its address listed above, and investors may access free copies of the documents filed with the SEC by Cima on Cima’s website at www.cimalabs.com or upon written request to Cima at its address indicated above.

     aaiPharma, Cima and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed business combination. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of aaiPharma’s stockholders in connection with the proposed merger is set forth in aaiPharma’s proxy statement for its 2003 annual meeting, dated April 8, 2003 and filed with the SEC on April 11, 2003, and information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Cima’s stockholders in connection with the proposed transaction is set forth in Cima’s proxy statement for its 2003 annual meeting, dated April 14, 2003 and filed with the SEC on April 11, 2003. Additional information about these participants is contained in the Current Reports on Form 8-K filed by aaiPharma and Cima on August 5, 2003.

     Additional information regarding these individuals and any interest they have in the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

     Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of aaiPharma and Cima and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of aaiPharma and Cima. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of aaiPharma and Cima to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition, new data, supply issues or marketplace trends on the market for the companies’ products; deterioration in the business of aaiPharma or Cima prior to closing; technical, regulatory or manufacturing issues, new data or intellectual property disputes that may affect the companies’ programs; the ability of the new company to develop and market products in a timely manner; and difficulties in gaining approval of new products. Additional economic, business, competitive and/or regulatory factors affecting aaiPharma’s and Cima’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2002, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. aaiPharma and Cima do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Philip S. Tabbiner, aaiPharma’s President and CEO, sent the following e-mail message to aaiPharma employees:

Dear Colleagues,

As you know, last week we announced the signing of a definitive merger agreement with CIMA Labs. Since then, we have embarked on a significant communications effort with our employees, the media and the financial community. I want to take this opportunity to update you on these efforts.

Since last Thursday, CIMA’s Chairman and Interim CEO, Steve Ratoff, CIMA’s former CEO and founder, Dr. John Siebert, and our Chief Financial Officer, Bill Ginna, and I have been traveling across the country to meet with shareholders of both companies to explain the merger and provide more insight into our respective businesses. We will be meeting regularly with the investment community between now and the close of the deal to answer questions and familiarize shareholders of both companies with the attributes of the combined company.

While we have been meeting with investors, Vijay Aggarwal has traveled to almost all of our sites in the U.S. and Germany to explain the merger in greater detail to our employees. Vijay will now be traveling to CIMA to participate with CIMA’s leadership in a series of town hall meetings. When he returns to Wilmington, Vijay will be meeting with small groups of employees to answer questions and explain the benefits of merger in further detail.

In addition to meeting with employees in Wilmington last week regarding the merger, David Hurley has also been engaged with the Pharmaceuticals sales organization this week at their National Sales Meeting in preparation for our upcoming pain management product launches. David will also continue to meet with our employees over the next several weeks.

As we discussed in the press release last week, the merger approval process involves several milestones, including regulatory and shareholder approvals. Until these approvals have been obtained, we will continue to engage our employees, the media and the financial community in dialogue around this exciting merger and the more powerful, science-based specialty pharmaceutical company it will create.

Please utilize the merger web site at www.acinews.com to ask questions and obtain updates on the merger activities.

While it is easy to be distracted by the merger-related activities, I would ask that you remain focused on meeting the needs of our customers, achieving our objectives for the third and fourth quarters, and driving the day-to-day success of aaiPharma.

Thank you for your continued focus and dedication.

Regards,
Phil Tabbiner
President and CEO